UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LexinFintech Holdings Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001

(Title of Class of Securities)

528877 103(1)

(CUSIP Number)

Rui Zhang

c/o K2 Partners II Limited

Room C, 20/F, Lucky Plaza, 315-321

Lockhart Road

Wan Chai

Hong Kong

Telephone: +852 3902-3783

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American depositary shares, each representing two Class A Ordinary Shares.

1	Name of Reporting Persons Rui Zhang
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 39,527,554 Class A Ordinary Shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 39,527,554 Class A Ordinary Shares
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,527,554 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.9%
14	Type of Reporting Person (See Instructions) IN

1	Name of Reporting Persons Xi Xiao
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Class A Ordinary Shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0 Class A Ordinary Shares
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) IN

1	Name of Reporting Persons KPartners Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 38,761,058 Class A Ordinary Shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 38,761,058 Class A Ordinary Shares
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,761,058 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.7%
14	Type of Reporting Person (See Instructions) CO

1	Name of Reporting Persons K2 Partners II GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 29,499,426 Class A Ordinary Shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 29,499,426 Class A Ordinary Shares
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,499,426 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.2%
14	Type of Reporting Person (See Instructions) CO

1	Name of Reporting Persons K2 Partners II GP, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 29,499,426 Class A Ordinary Shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 29,499,426 Class A Ordinary Shares
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,499,426 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.2%
14	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Persons K2 Partners II L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 29,468,844 Class A Ordinary Shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 29,468,844 Class A Ordinary Shares
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,468,844 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.1%
14	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Persons K2 Partners II Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 29,468,844 Class A Ordinary Shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 29,468,844 Class A Ordinary Shares
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,468,844 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.1%
14	Type of Reporting Person (See Instructions) IV

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Amendment”) constitutes Amendment No. 2 to the Schedule 13D (the “Original Schedule 13D”) filed with the U.S. Securities and Exchange Commission (“SEC”) on January 4, 2018 and Amendment No. 1 to the Original Filing (the “Amendment No. 1,” together with the Original Schedule 13D as the “Original Filing”) filed with the SEC on May 6, 2019 by the Reporting Persons (excluding Rui Zhang) with respect to the Class A Ordinary Shares, par value $0.0001 per share (the “Shares”), of LexinFintech Holdings Ltd., a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at 27/F, CES Tower, No. 3099 Keyuan South Road, Nanshan District, Shenzhen 518052, the People’s Republic of China.

As set forth below, on May 14, 2019 Xi Xiao ceased to be a beneficial owner of the Shares. The filing of this Amendment represents the final amendment and exit filing for Xi Xiao.

Item 2. Identity and Background

Item 2 of the Original Filing is hereby supplemented by the following:

(a)-(c), (f) This Schedule 13D is being jointly filed by (i) Rui Zhang, a Singapore citizen, (ii) Xi Xiao, a Singapore citizen, (iii) KPartners Limited, a Cayman Islands company, (iv) K2 Partners II GP, LLC, a Cayman Islands company, (v) K2 Partners II GP, L.P., a Cayman Islands limited partnership, (vi) K2 Partners II L.P., a Cayman Islands limited partnership, and (vii) K2 Partners II Limited, a Hong Kong company (collectively, the “Reporting Persons” and each, a “Reporting Persons”).

K2 Partners II Limited solely engages in investment holding and is solely owned by K2 Partners II L.P., whose general partner is K2 Partners II GP, L.P. The general partner of K2 Partners II GP, L.P. is K2 Partners II GP, LLC, which is a majority-owned subsidiary of KPartners Limited. Since May 14, 2019, Rui Zhang has replaced Xi Xiao as the controlling shareholder and a director of KPartners Limited. The principal business of the Reporting Persons is at Room C, 20/F, Lucky Plaza, 315-321, Lockhart Road, Wan Chai, Hong Kong.

(d), (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 of the Original Filing is hereby supplemented by the following:

On December 16, 2020, an aggregate of 3,000,000 Shares were distributed by K2 Partners II L.P. through an in-kind distribution to its general partner and limited partners (the “Distribution”). In connection with the Distribution, K2 Partners II GP, L.P. received 12,520 Shares as the general partner of K2 Partners II L.P., and an entity controlled by Rui Zhang received 612,000 Shares as a limited partner of K2 Partners II L.P.

During the period since the filing of the Amendment No. 1, K2 Evergreen Partners L.P., a Cayman Islands limited partnership indirectly controlled by KPartners Limited, has disposed of an aggregate of 1,232,208 Shares on the open market.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) of the Original Filing is hereby amended and restated as follows:

(a), (b) Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote Shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote Shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of Shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of Shares, see Row 8 of the cover page of each Reporting Person. The percentage of Shares identified is based on 361,719,449 ordinary shares outstanding as of March 31, 2020 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2019.

Item 7. Material to be Filed as Exhibits.

Exhibit 7.01	Joint Filing Agreement by and between the Reporting Persons, dated December 18, 2020

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2020

Rui Zhang

/s/ Rui Zhang

Xi Xiao

/s/ Xi Xiao

KPartners Limited

By:	/s/ Rui Zhang
Name: Rui Zhang
Title: Director

K2 Partners II GP, LLC

By:	/s/ Xi Xiao
Name: Xi Xiao
Title: Director

[Signature Page to Schedule 13D/A]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2020

K2 Partners II GP, L.P.

By:	/s/ Xi Xiao
Name: Xi Xiao
Title: Director, for and on behalf of
K2 Partners II GP, LLC, General Partner

K2 Partners II L.P.

By:	/s/ Xi Xiao
Name: Xi Xiao
Title: For and on behalf of K2 Partners II GP, L.P., General Partner,
Director of, and for and on behalf of, K2 partners II GP, LLC, Sole General Partner of, and for and on behalf of, K2 Partners II GP, L.P.

K2 Partners II Limited

By:	/s/ Xi Xiao
Name: Xi Xiao
Title: Director

[Signature Page to Schedule 13D/A]